

Brubaker's Café and Bakery

Something Good

Business plan
Prepared September 2020

Contact Information

Jacob Mullikin

j_mullikin@live.com

864-872-2402

Instagram @brubakerscafebakery

Table of Contents

Executive Summary

The Company

Who We Are

Brubaker's Cafe and Bakery (Brubaker's) is an LLC in the state of South Carolina. The two founders, Jacob Mullikin and Jeff Chaney joined together to combine their backgrounds in coffee and food service, beverage machine repair, quality assurance, and more than 25 years of restaurant management experience. We plan to build a loyal customer base by providing a fresh, bright environment to enjoy coffee and baked goods at their finest.

Brubaker's plans to build a healthy market position in the town, due to the partners' industry experience and range in the areas of coffee, quality, and food service. We aim to offer products at a competitive price to meet the demand of the local market residents and tourists.

What We Do

Backed by over 25 years of experience in food service, we will offer reasonably priced coffee and espresso beverages, fresh baked goods and light dining options. We plan to create a welcome option for customers. Brubaker's will provide selections of various roasts and origins of coffee, fresh smoothies, iced and hot teas, lemonade, and other beverage options will be available for those who desire an alternative to coffee. Baked goods will be made fresh throughout the day to keep customers supplied with high quality treats. Our breads, bagels, and croissants can be filled with delicious selections of meats or gourmet chicken salad to provide a fresh and filling dining option. We will also offer salads and soups with ingredients appropriate to the season which will rotate throughout the year.

Brubaker's will be open Monday through Thursday from 5 a.m. to 7 p.m. and 5 a.m. to 9 p.m. Friday and Saturday. We will be closed on Sundays. Our goal will be not only to create an excellent quality of product, but also to actively participate in the customer experience.

Opportunity

Market

We expect our customer base will comprise of working professionals, local university and technical college students, military, public servants, and school age visitors.

Strategic locations in Sumter provide us with access to Central Carolina and USC Sumter students and staff. The surrounding area hosts a lively intersection of students and professionals, and is home to many events throughout the year. The up-and-coming area is host to many projects that are growing and attracting more of the target demographics for our concept. Growth for Sumter means growth for us, and vice versa.

Based on current demographics we can estimate a market size of approximately 24,000 customers in our target market. Traffic counts from 2019 show around 14000 AADT on S Main to Manning Ave. This places a healthy traffic flow en route by our envisioned 13 N Main St. location. Access to approximately 600 daily on campus students at the CCTC Health Sciences building down the street, USC Sumter and CCTC main campus both less than 10 minutes away, and other foot traffic allows for thousands of opportunities on a daily basis to convert sales.

Competition

In our area, we have Baker's Sweets, Cut Rate Soda Fountain, Starbucks, and Dunkin'. All of these serve our main product, coffee, in various ways alongside food.

While they all serve coffee, none of them place emphasis on fresh and local foods or fresh roasted coffee. This is a very important factor for many people who want to purchase products that support their community and boost our local economy.

None of these competitors would be able to fill the market role which we are aiming to fill. By providing fast, fresh, locally sourced foods we will fit a specific market intersection for customers who value any or all three. We will also access an untapped Sumter market by becoming the first coffee roaster and specialty coffee shop in the market.

Why Us?

A lot of the cafés do not operate as a professional organization, but take a very laid back approach to coffee service. Many people are put off by this laxity. We take a note from Chick-Fil-A when it comes to top notch customer service and translate that to the coffee world. Customers will be greeted within seconds of approaching the service counter. Our employees will be held to standards of professional dress and behavior adequate to our style of business.

We will offer food that is easy to order, quick to serve, and, where possible, locally sourced. We have already begun to create ties with the Farm Store on Bultman as a possible source of local produce, dairy, and eggs. Our baked goods will take advantage of local ingredients and fresh fruits. Fresh veggies will be used to adorn sandwiches, salads, and some fruits may even make their way into seasonal beverages. Our focus on local goods and sustainability is magnified by our desire to provide a price point that will keep customers coming back for more.

We will provide a comfortable environment for anyone to enjoy great coffee and fresh food, to have a moment of peace away from the hustle of life, and to experience *Something Good.*

Expectations

Forecast

We expect to gross around $425,000 in year one and $469,000 in year two. While this plan forecasts for only one location we will maintain enough cash on hand to open a second location as early as we feel ready to branch out. We will operate at an 80%+ gross margin and intend to have a .01 conversion rate for the 24,000 possible daily customers starting out. Our marketing plan should see our sales increase by around 7.8% annually, which is in line with national averages.

We intend to reinvest a sizable portion of profit in growth and development, based on discussions with potential investors.

Pending investments, we will implement a plan to open 4 additional locations over the next 6 years, targeting Sumter, Florence, and South Carolina's Upstate.

Financial Highlights by Year



Financing Needed

Ideally, we are needing $250,000 in fundraising to open our initial location and sustain it for one year while we establish our market presence. We plan to raise the needed capital from investments from Economic Growth Initiatives, Angel Investors and/or Restaurateurs, and if needed, from low interest loans.

The $250,000 will cover our planned $60,000 for initial preparation of the site to include our decor and establish brand identity. $75,000 for kitchen equipment, to include a state-of-the-art, medium batch capacity roaster (15-30kg per batch). Another $75,000 will be set aside to cover our payroll for 12 months if needed, or implemented to growth efforts should cash flow go positive within the first 12 months, which we anticipate. The remaining $40,000 will cover our cash flow needs while we build our sales. This will cover things like overhead, marketing, insurance, and developing our brand.

If necessary to launch, we can operate with a loan or investment of $50,000 for equipment and furnishings, and $20,000 for a 4 month cost cushion until cash flow is sustainably positive.

Opportunity

Problem & Solution

A Gap In The Market

Quick bites and delicious coffee are in high demand, but not easy to find. Thousands of locals and travelers are searching for affordable options that are convenient and delicious. Despite demand, good coffee and fresh food is hard to find and often requires you to select between affordable, convenient, and delicious. Even with the popularity of coffee, few business know how to bring out the delicate flavors. Even fewer offer that coffee alongside fresh food.

Lack of fresh food paired with delicious coffee leaves a gap in the local market and forces tough decisions for consumers. They can choose between good coffee or good food, settle for a mediocre version of both, or make two stops for their choice treats. All of these have relative costs, either experiential or monetary, that most consumers would avoid if possible.

There is a visible lack of diversity in the coffee industry. Look for a moment at the fast food hamburger. When thinking of where to get a burger, you are flooded with options; Hardee's, McDonald's, Wendy's, Burger King, Five Guys, Sonic, and the list goes on. Now think for a moment about coffee and baked goods. Starbucks? Dunkin'? ... That's it.

Why is there such a huge empty space in a large market?

Our Solution

We are launching Brubaker's Café and Bakery (Brubaker's). Backed by over 25 years of experience in food service – We will offer reasonably priced coffee and espresso beverages, fresh baked goods and light dining options. We plan to create a welcome option for customers. Options of various roasts and origins of coffee, ranging from the tropics of Latin America to the Ethiopian birthplace of the coffee plant and on into the Sumatran rain forest; we will supply fresh coffee for every taste. Fresh smoothies, iced and hot teas, lemonade, and other beverage options will be available for those who desire an alternative to coffee. Baked goods will be made fresh throughout the day to keep customers supplied with high quality treats, ranging from sweet danishes, eclairs, and cakes to savory breads, biscuits, croissants, and bagels. Our breads, bagels, and croissants can be sliced fresh and filled with a delicious selection of meats, vegetables, and dressings. Diners can also select a salad to provide a fresh and filling dining option. Soups will also be served, with many being rotated based on season, ingredient availability and freshness.

In addition to serving coffee, we will maintain quality control through the process by working with small farms and importers to select our coffees. We will then roast them in house to maintain freshness, reduce packaging waste for our bulk service coffee, and create an opportunity to draw customers in to see the roasting process.

Brubaker's will be open Monday through Saturday, with onsite parking and options for quick to-go pickup we provide a convenient and satisfying option.

Target Market

Market Size & Segments

We expect our customer base will comprise of professionals, local university and technical college students, high school and grade school students, military and public servants.

Sumter provides us with access to over 24,000 estimated potential customers.

Our current focus area for a possible location is Main Street, which is the epicenter of a huge growth wave coming over the next few years. The specific location we are looking at is directly across from Central Carolina Technical College's Health Sciences Campus, which serves approximately 600 students every day of the school year.

Recent studies show that the average individual between 18 and 35 years old spends approximately $2000 per year on coffee alone. This means that there is a possible $1.2 Million market just across the street. This doesn't consider the new apartment project that is planned for a vacant furniture building just a few buildings away.

There are also numerous offices downtown, and a wave of growth that was kicked off by the opening of the Sumter Original Brewery.

Sumter is also home to Swan Lake which hosts the annual Iris Festival, along with other events throughout the year which will draw in potential customers. In addition, Sumter serves as home to Shaw AFB which homes 5,400 service members and 11,000 of their family members.

It is difficult to pin down an exact number on our market size due to the variables of university semesters, day of the week, and current local events, but a modest estimate yields around 24,000 unique potential customers each day. We expect a market rate of .01 for the first year. Our marketing plan should increase conversions by 7.8% or more after one year.

Based on our estimated customer pool of 24,000 possible visitors, alongside data collected by the Motley Fool via Acorns in 2018 which estimates the average person spends $1,100 a year on coffee, we are looking at a $26,400,000 coffee market-share in Sumter. If we expand that to include the population of Sumter which sits just under 40,000, then we see this market goes to $44,000,000 in estimated annual coffee spending. If we can achieve a very small .01 share of the market our sales would equal $440,000 gross, which matches closely with our estimates. Expanding our numbers outside of the City and including the whole of Sumter county, we are now looking at over 100,000 people within distance to make a visit to our store. This means we are in looking at a huge $110 Million market...

But, that's just taking into account the coffee side of the equation.

If we add in the statistics from Business Insider on the average annual spending for eating out in South Carolina, we're looking at around $2,600 spent per person. That makes up a $104,000,000 dining market just in Sumter City. Taping into even a tiny 0.001 sliver of this market can see our sales boost over $100,000.

Competition

Current Alternatives

In our area, we have Baker's Sweets, Cut Rate Soda Fountain, Starbucks, and Dunkin'. All of these serve our main product, coffee, in various ways, or serve quick food.

Baker's Sweets and Cut Rate provide a sit-down, table-service style. This is not convenient for those on the go commuters during the morning. They also differ aesthetically. Baker's Sweets takes a more "Rural Coffee Shop" approach, with their decor and service style. Cut Rate is focused on the "Soda Fountain" aesthetic of the old fashioned drugstore.

Dunkin' and Starbucks both emphasize coffee. Dunkin' has a difficult time providing a consistent experience for customers, with identical orders tasting very different from visit to visit. Starbucks provides a well known service for coffee, however, their coffee is marked with smoky flavor that resides in every blend of coffee they offer. They also offer some small snacks, sandwiches, and pastries, but nothing freshly made, and no emphasis on local products.

All of our competition fails to tap the local product market. This is a very important factor for many people who want to purchase products that support their community and boost our local economy.

Our Advantages

Our new café will bring a unique new approach to providing fine coffee and fresh food to the community of Sumter. While many cafés provide great coffee, they often do so at the expense of fresh food. On the other hand, many businesses will focus on the food while providing only mediocre coffee. Brubaker's provides both coffee and food, both fresh, both delicious, and both prepared to compliment each other. Most of our competition is focused on being fast, or focused on being casual. We are focused on being fast-casual, and meeting the needs of the majority of people.

A lot of the cafés in the greater area do not operate as a professional organization, but take a very laid back approach to coffee service. Many people are put off by this laxity. We take a note from Chick-Fil-A when it comes to top notch customer service and translate that to the coffee world. Customers will be greeted within moments of approaching the service counter. Our employees will be held to standards of professional dress and behavior adequate to our style of business.

We will offer food that is easy to order, quick to serve, and, where possible, locally sourced. Our baked goods will take advantage local ingredients, fruits, and garnishes. Fresh fruits and veggies will be used to adorn sandwiches, salads, and some fruits may even make their way into seasonal beverages. Our focus on local goods and sustainability is magnified by our desire to provide a price point that will keep customers coming back for more.

Compared to Dunkin' and Starbucks, we will be an easy choice of alternative. Our food will be fresh, not frozen. Our drinks will be prepared with consistency and excellence taught by our team of coffee veterans and restaurant management professionals. Compared to the other local shops, we will be more accessible to the casual coffee drinker, making sure that our customers feel welcomed. We will use simplified drink sizes to improve ease of ordering (e.g. Small, Medium, & Large). We will use common language for drinks to describe their contents, while maintaining a high level of expectation in our training to create a team of baristas who 'know the lingo'.

In addition to our food and coffee service, we will also use state of the art equipment to roast coffee to the peak of quality and flavor using only specialty grade coffee beans from small farms who focus on picking beans at the peak of ripeness. Our roaster will be position in the mid-center of the service area and allow customers to watch the roasting process.

We will provide a comfortable environment for anyone to enjoy great coffee, fresh food, and to experience *Something Good*.

Execution

Marketing & Sales

Marketing Plan

A large portion of our customer base will have been born between 1980 and 2000. This age group is most likely to use internet searches to determine whether or not to attend a restaurant simply based on social media and internet presence. Our plan is to focus on targeting google searches, social media, and online reviewing websites such as Yelp. Our intention is to engage in trending hashtags to increase online visibility, to create new hashtags for our marketing campaigns (i.e. #sumtercoffee #somethinggood and #brubakerscoffee), and to create a visually pleasing website that matches our physical location's aesthetic style. We have a functioning website hosted at Brubakers.coffee, which will be to a great advantage for us in our marketing endeavors.

We live in a digital age where no longer are we solely reviewed by major publications and local agencies, but also by individuals and food bloggers. We plan to use our service style as a marketing tool. By treating each customer with the highest service standards we will work to ensure high rankings in online reviews and ratings. We will maintain a Facebook page, Instagram, and tentatively other social media, through which we can engage with our audience of customers and encourage them to visit, and more importantly, to keep visiting. We currently host a Facebook page for the concept with almost 500 followers. Although email is not as popular as it once was, we plan to use a free email subscription to distribute a company newsletter along with monthly and weekly deals. This will give us another metric to measure customer involvement and engagement with our company and brand.

In addition, we are wanting to advertise via audio (radio and podcasts), print, and brand ambassadorship. These are techniques to reach the groups who do not engage via internet and social media. We will invest in consistent newspaper advertising for the first 6 months of operation to build our customer base, and based on response metrics will consider continuing this.

Brand ambassadorships will take the form of a limited number of reduced or free meals for a small number of influencers who will use their social media presence to spread our brand and draw in more customers. We will also brand our cups and bags to increase brand presence. Our team is also considering shirts, bags made from reclaimed coffee burlap, and other retail items to broaden our brand.

We will provide the customers not only with areas to sit, relax, and enjoy their food and drinks; but also with areas to enjoy an experience such as a custom tiled entry using hexagonal tiles which provides a "capture moment" when a customer could take a photo. Our custom entry would say "***Something Good***"; our motto at Brubaker's.



Other opportunities for capture moments would be against the exposed brick near sources of natural light,



and in areas with strategically placed lighting, backgrounds, and brand placement. We plan to allow customer experience to become part of our brand identity and marketing through social media posts.

In addition to our for-profit operations, we intend to launch a not-for-profit sister corporation, *For Something Good,* which will operate as a philanthropic arm to our operations and provide career development opportunities to young, at risk, and unemployed. We are also partnering with **The By Name Project** to reach out to the homeless and those at risk for homelessness in the Sumter area and provide guidance and support to become self sufficient. Other areas of community growth we are interested in are creating relationships with **United Ministries**, the **YMCA**, and actively participating in community development and outreach organizations.

Our employees would be given incentive by promotion and raises that are partially based on volunteer hours and recommendation from leaders in local not-for-profit operations.

Our goal is not to be known only for coffee, food, or a great atmosphere, but to be a source of *Something Good* in the local community.

In addition to our local involvement, we will work diligently with coffee importers to source sustainably and responsibly produced coffee from small farms in developing countries. We are already practicing this in our Proof of Concept pop-up that operates in Sumter's American Legion Farmer's Market. We source beans from farms in Guatemala, Brazil, Peru, and Kenya currently, with plans to expand that are already in the works. Our goal is to impact those communities with revenue streams and visibility brought by our coffee and assist in economic development through supporting their export products.

We are currently in talks with connections in Guatemala, Honduras and Mexico to provide our next expansion of bean sourcing.

Market Growth

Based on current trends in Sumter, there is a large potential for population growth in the next 5 years. We also see that spending on food outside of the home has gone up every year with no signs of slowing down.

This is all good news for us, as it means that our target market should experience around 2-6% annual growth.

Coffee is a $32 Billion annual industry. Food Service is a $683 Billion annual industry. Both markets are growing at rates of 20% and 3.6% respectively. Since our model taps into both market segments, we are able to tap into the growth in both markets.

Market Trends

The biggest trend in the restaurant industry is the move away from sit-down restaurants, with their slow service and high prices, and toward more convenient "fast casual" fare. Brubaker's steps into the fast casual scene and provides a much needed change in the current market.

Another big trend is ethical sourcing and supporting local businesses. As much as possible, our ingredients are to be locally sourced from ethically run and environmentally sustainable farms and businesses in our community.

We will also make it quick and convenient to pay for our meals using the most up to date POS systems available. We will also integrate online ordering into our restaurant and increase our connectivity to the customer.

The biggest change on the horizon is the end of Third Wave Coffee, which brought us all to know the various name of coffees from regions around the world, and new methods of brewing. Fourth Wave coffee is on the horizon and is barely even visible at this point. Fourth Wave coffee will focus not only on what coffee, but whose coffee. We will develop clear sourcing lines through our partnership with importers, direct-from-farm coffee, and curate identity with those who provide our coffee. In addition, we will build a team of knowledgeable baristas who can carry a reputation in the community, and hopefully within the industry as a whole.

The future of coffee will focus equally on the beans and the beings who participate in growth. By leaving no one unnamed, the path can be paved for truly fair trade, fair compensation, and career growth track viability within the coffee industry for our employees.

Sales Plan

Our location will be equipped with leading edge Point of Sale software. We will be able to accept all major credit cards, cash, and debit. We plan to take a range of payment options to encourage transforming possible customers to sales. We have investigated the costs associated with accepting credit cards and have included that into our pricing. We will also provide retail items for customers to engage with while in queue to order. Items will relate to our services and the experience we provide. Things like packaged coffee, branded coffee accessories, and local goods. This will encourage some retail sales in addition to food sales.

Maintaining a welcoming environment will provide opportunities to retain customers, increase return visitors, and create a loyalty base. We will be implementing discounts for military and public servants, students, and others as deemed wise. These are intended to be around 10%. We will also rotate sales and deals to encourage repeated visits.

We have taken the moment while we are securing funding for expanding into a permanent location to run a 'pop-up' version of our concept in the Sumter American Legion Farmer's Market on Fridays from 12pm to 6pm. This has functioned as a proof of concept for the business to validate our projections and allow us to test recipes.

We are serving a very limited menu, with only two types of cookie pies, one variety of fresh baked bread, cinnamon rolls, and a rotating selection of two other items. We have this in conjunction with hot, iced, and cold brew coffee, as well as Italian cream sodas. We believe this serves as an adequate sample of our menu to test the market, minus our soups, salad, and sandwiches.

We have received incredible response. Our social media following has gone over 600 total followers between Facebook and Instagram. We are receiving pre-orders through the week for items on Friday. Our sales are hovering between $80 and $120 in sales per hour. This serves as proof for our projections as we take the average rate of $100/hour and multiply that by 14 hours (our daily operating hours) we can see $1400 daily in sales opportunity. That works out to $8400 per 6 day operating week, and gives us a total of $436,000 for yearly gross, which exceeds our projections.

We believe this is adequate indication that our concept will have sustainable sales, and be not only viable, but highly profitable.

Operations

Location & Facilities

We are working on negotiations for a lease on Main Street in Downtown Sumter's Historic District.

We believe Main Street would offer the greatest market access, with opportunities to expand into the additional locations in the Sumter area.

We plan to open other locations as we deem it wise, based on results with our first location and input from investors.

We also intend to operate a roasting facility within our first location.

Equipment & Tools

To run our operation, we will need equipment for the bakery and cafe.

Bakery equipment includes a 20 quart mixer, 10 quart mixer, large stainless steel prep tables, shelving, 2 double deck convection ovens, a fryer, commercial 6 range burner with griddle top and two ovens, proofing rack, walk-in cooler, freezer, digital scales, sandwich press, toaster, display case, deli slicer, bread slicer, and assorted smallware.

Cafe equipment will include a medium batch coffee roaster, espresso machines, coffee brewer and servers, and coffee grinders. We will need to purchase general smallware, pitchers, coffee press, cold brew bucket, and coffee siphon brewers.

Total costs of equipment is approximately $75000 to purchase.

Milestones

Milestone	Due Date	Who's Responsible	Details
Lease Location	September 30, 2020	Owner/Landlord	Finalize lease details with Owners, Landlord, and Legal adviser.
Implement Marketing Plan	October 01, 2020	Owners	Start our marketing plan two months before Grand Opening to allow time for word of mouth to spread.
Equipment Installation	October 28, 2020	Owners	Install all equipment necessary to operate kitchen one month before Grand Opening.
Grand Opening of First Location	December 01, 2020	Owners	We want to have our first location open by the end of December 2020.

Company

Overview

Brubaker's Cafe and Bakery is an LLC, taxed as a partnership, and on track to transition into a corporation later in our expansion. The two founders, Jacob Mullikin and Jeff Chaney have 50% ownership each, with 20% of each members ownership reserved for investor equity.

Team

Management team

Our initial management team consists of the two owners, Jacob and Jeff, who plan to further develop the concept from within after opening.

Jeff and Jacob are Father-and-son-in-law. Jacob will specialize in our coffee side as well as growth and development of the company while Jeff manages daily operations and develops the food and bakery side of the company.

Jeff has a Bachelor's from Kent State University in Ohio, as well as more than 25 years of experience in restaurant management. He has worked in fast and casual restaurants which has given him a wide understanding of useful management practices. Jeff served as long time manager of Logan's Roadhouse in Sumter until moving on to serve as General Manager of Carolina Grove. Jeff applies his skills to his hobby of baking, which he spends most of his free time doing. His experience in management and passion for baking makes him the perfect person to design our bakery and food service operations.

Jacob has an Associate's in Science from Piedmont Technical College, which opened the door for him to work for Davis & Floyd Inc. in their analytical chemistry department. After moving to Columbia, Jacob decided to take a change in direction and explore food service. After working for Starbucks for a year and becoming intrigued by the chemistry behind making coffee, he transitioned into a position in the coffee equipment repair industry where he stayed for 4 years. In the time there he has learned a lot about beverage machines, especially coffee and espresso machines. Since leaving the commercial coffee industry, Jacob has gone on to become Quality Assurance for Analytical & Regulatory Chemistry, Inc. in Sumter. The experience on both sides of coffee along with Chemistry and Quality Assurance experience has given him the confidence and experience to step into this new company and design operations and procedures to produce top quality coffee.

Advisers

Beyond our team on staff, we have a few advisers who are helping to guide our business decisions.

Dr. Daniel Morvey, originally from Ghana, is a professor of economics. He has provided advice to our team on creating a steady supply of coffee that can scale with us. He has discussed various strategies for growth with us, stressing the importance of digital presence in our current market.

Andrew House provides guidance as well. Andrew is president of Orion Aircraft company, and has registered patents for improved manufacturing processes for aircraft. Andrew has an MBA and years of experience developing his own business.

Brad Stone of Stone Roastery in North Augusta provides advice in the coffee industry, especially related to roasting and sourcing coffee. Brad also helps with equipment selection based on his experience, as well as marketing ideas. Brad has recently expanded his own roasting operation to provide the coffee used by Clemson's Best Ice Cream for their coffee flavors.

Robert Hodge of Analytical & Regulatory Chemistry has given guidance in the development of the concept and identifying common pitfalls of business ownership he has become aware of during his operations with various companies, as well as process development and intellectual property protection.

Financial Plan

Forecast

Key assumptions

The revenue model is based on our expectation to maintain a .01 conversion rate for the 24,000 possible daily customers over our first months and increasing that by the end of year one, and up by 7.8% a year. 25% of those customers will purchase food items ranging from $3 to $8 during year one. 100% of customers are expected to purchase a beverage from one of four designations within our forecast.

Catering orders are expected to average around 6 per month for the first year, totaling 54. We expect that amount to grow yearly and reach 100 by year 5.

We expect to gross $425,000 in year one and $469,000 in year two. We should see an increase of around 7.8% each year in maintaining one location.

We do intend to reinvest in growth and development in order to expand the operation into multiple locations.

We anticipate >20% net profit on our sales due to cost effective sourcing and roasting our own coffee which will lower costs substantially.

Revenue by Month



Expenses by Month



Cash Flow by Month



Net Profit (or Loss) by Year



Financial Highlights (Year 1)



Financing

Use of funds

We plan to lease an existing building. About $60,000 of our needed funding will be used to make any updates to the site and install our decor and furniture to achieve an aesthetic appeal that matches our brand. Studies show that brand building is important for companies like ours who want to expand quickly, and a large part of brand building in our current market is based on visual appeal. An additional $75,000 will be used to purchase the necessary kitchen equipment which will include a state-of-the-art coffee roaster with programmable profiles to ensure reproduability of roast quality even between an experienced used and a novice, once programmed.

We have the remaining funding set aside to maintain our operations for 12 months to allow us time to focus on marketing and brand building to grow our customer base to a self sustaining baseline. What funding is able to be kept on hand will be reinvested in our future growth plans.

Sources of Funds

We are looking to Angel Investment to raise our $250,000 startup amount. If financing can be secured from a bank, we may use that to offset the amount needed from Angel Investment.. We do not mind liquidating some ownership to investors who contribute value to our business, but plan to be selective in sourcing our funds. We are looking for investment from those whose visions run parallel to ours.

For future expansion we expect to cash flow to open an additional location after demonstrating a year or more of successful operation. We should be able to cash flow our additional expansions after that point.

Statements

Projected Profit and Loss

	FY2021	FY2022	FY2023	FY2024	FY2025
Revenue	**$433,337**	**$478,323**	**$530,122**	**$589,652**	**$658,930**
Direct Costs	**$52,120**	**$57,844**	**$65,250**	**$73,324**	**$83,447**
Gross Margin	$381,217	$420,479	$464,872	$516,328	$575,483
Gross Margin %	**88%**	**88%**	**88%**	**88%**	**87%**
Operating Expenses					
Salaries & Wages	$109,752	$123,788	$139,404	$168,645	$172,403
Employee Related Expenses	$21,950	$24,758	$27,881	$33,729	$34,480
Rent	$40,800	$40,800	$40,800	$40,800	$40,800
Insurance	$2,400	$2,400	$2,400	$2,400	$2,400
Office Supplies	$1,800	$1,800	$1,800	$1,800	$1,800
Utilities	$15,600	$16,000	$20,000	$25,000	$30,000
marketing	$12,000	$12,000	$12,000	$12,000	$12,000
POS software	$2,400	$2,400	$2,400	$2,400	$2,400
Total Operating Expenses	**$206,702**	**$223,946**	**$246,685**	**$286,774**	**$296,283**
Operating Income	**$174,515**	**$196,533**	**$218,187**	**$229,554**	**$279,200**
Interest Incurred	$6,435	$5,898	$4,690	$3,446	$2,166
Depreciation and Amortization	$27,000	$27,000	$27,000	$27,000	$27,000
Gain or Loss from Sale of Assets					
Income Taxes	$0	$0	$0	$0	$0

Total Expenses	$292,258	$314,686	$343,625	$390,545	$408,896
Net Profit	$141,079	$163,637	$186,497	$199,107	$250,034
Net Profit / Sales	33%	34%	35%	34%	38%

Projected Balance Sheet

	FY2021	FY2022	FY2023	FY2024	FY2025
Cash	$259,022	$408,529	$581,979	$766,922	$1,002,097
Accounts Receivable	$0	$0	$0	$0	$0
Inventory	$4,822	$5,447	$6,118	$6,945	$6,942
Other Current Assets					
Total Current Assets	**$263,844**	**$413,975**	**$588,097**	**$773,867**	**$1,009,040**
Long-Term Assets	$135,000	$135,000	$135,000	$135,000	$135,000
Accumulated Depreciation	($27,000)	($54,000)	($81,000)	($108,000)	($135,000)
Total Long-Term Assets	**$108,000**	**$81,000**	**$54,000**	**$27,000**	**$0**
Total Assets	**$371,844**	**$494,975**	**$642,097**	**$800,867**	**$1,009,040**
Accounts Payable	$5,536	$5,865	$6,368	$6,989	$7,196
Income Taxes Payable	$0	$0	$0	$0	$0
Sales Taxes Payable	$10,571	$9,416	$10,424	$11,595	$12,937
Short-Term Debt	$39,679	$40,886	$42,129	$43,411	$44,731
Prepaid Revenue					
Total Current Liabilities	**$55,786**	**$56,167**	**$58,921**	**$61,995**	**$64,864**
Long-Term Debt	$174,979	$134,093	$91,963	$48,553	$3,821
Long-Term Liabilities	**$174,979**	**$134,093**	**$91,963**	**$48,553**	**$3,821**
Total Liabilities	**$230,765**	**$190,259**	**$150,884**	**$110,547**	**$68,686**
Paid-In Capital					
Retained Earnings		$141,079	$304,716	$491,213	$690,320

28

Earnings	$141,079	$163,636	$186,497	$199,107	$250,034
Total Owner's Equity	**$141,079**	**$304,716**	**$491,213**	**$690,320**	**$940,354**
Total Liabilities & Equity	**$371,844**	**$494,975**	**$642,097**	**$800,867**	**$1,009,040**

Projected Cash Flow Statement

	FY2021	FY2022	FY2023	FY2024	FY2025
Net Cash Flow from Operations					
Net Profit	$141,079	$163,637	$186,497	$199,107	$250,034
Depreciation & Amortization	$27,000	$27,000	$27,000	$27,000	$27,000
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory	($4,822)	($624)	($671)	($827)	$3
Change in Accounts Payable	$5,536	$329	$503	$621	$207
Change in Income Tax Payable	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$10,571	($1,155)	$1,008	$1,171	$1,342
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$179,364**	**$189,186**	**$214,336**	**$227,073**	**$278,586**
Investing & Financing					
Assets Purchased or Sold	($135,000)				
Net Cash from Investing	**($135,000)**				
Investments Received					
Dividends & Distributions					

Change in Short-Term Debt	$39,679	$1,207	$1,244	$1,281	$1,320
Change in Long-Term Debt	$174,979	($40,886)	($42,129)	($43,411)	($44,731)
Net Cash from Financing	**$214,657**	**($39,679)**	**($40,886)**	**($42,129)**	**($43,411)**
Cash at Beginning of Period	$0	$259,022	$408,529	$581,979	$766,922
Net Change in Cash	$259,022	$149,507	$173,450	$184,944	$235,175
Cash at End of Period	**$259,022**	**$408,529**	**$581,979**	**$766,922**	**$1,002,097**

Appendix

Profit and Loss Statement (With monthly detail)

FY2021	Oct '20	Nov '20	Dec '20	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21
Total Revenue	$23,923	$28,500	$29,915	$31,921	$33,544	$35,079	$36,753	$38,624	$40,688	$42,752	$44,879	$46,759
Total Direct Costs	$2,633	$3,291	$3,463	$3,815	$4,016	$4,207	$4,431	$4,678	$4,987	$5,268	$5,549	$5,782
Gross Margin	$21,290	$25,209	$26,451	$28,106	$29,529	$30,872	$32,322	$33,947	$35,701	$37,483	$39,330	$40,978
Gross Margin %	89%	88%	88%	88%	88%	88%	88%	88%	88%	88%	88%	88%
Operating Expenses												
Salaries and Wages	$8,036	$8,036	$8,036	$8,036	$9,061	$9,061	$9,061	$10,085	$10,085	$10,085	$10,085	$10,085
Employee Related Expenses	$1,607	$1,607	$1,608	$1,607	$1,812	$1,812	$1,812	$2,017	$2,017	$2,017	$2,017	$2,017
Rent	$3,400	$3,400	$3,400	$3,400	$3,400	$3,400	$3,400	$3,400	$3,400	$3,400	$3,400	$3,400
Insurance	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200
Office Supplies	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150
Utilities	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300
marketing	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
POS software	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200
Total Operating Expenses	$15,893	$15,893	$15,894	$15,893	$17,123	$17,123	$17,123	$18,352	$18,352	$18,352	$18,352	$18,352
Operating Income	$5,397	$9,316	$10,558	$12,213	$12,405	$13,749	$15,198	$15,595	$17,349	$19,131	$20,978	$22,626

Brubaker's Café and Bakery

Interest Incurred		$625	$617	$609	$601	$593	$586	$577	$569	$561	$553	$544
Depreciation and Amortization	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	**$20,776**	**$22,059**	**$22,224**	**$22,567**	**$23,990**	**$24,173**	**$24,390**	**$25,857**	**$26,158**	**$26,431**	**$26,704**	**$26,929**
Net Profit	**$3,147**	**$6,441**	**$7,691**	**$9,353**	**$9,555**	**$10,905**	**$12,364**	**$12,767**	**$14,530**	**$16,320**	**$18,175**	**$19,831**
Net Profit / Sales	**13%**	**23%**	**26%**	**29%**	**28%**	**31%**	**34%**	**33%**	**36%**	**38%**	**40%**	**42%**

Brubaker's Café and Bakery

	FY2021	FY2022	FY2023	FY2024	FY2025
Total Revenue	**$433,337**	**$478,323**	**$530,122**	**$589,652**	**$658,930**
Total Direct Costs	**$52,120**	**$57,844**	**$65,250**	**$73,324**	**$83,447**
Gross Margin	$381,217	$420,479	$464,872	$516,328	$575,483
Gross Margin %	**88%**	**88%**	**88%**	**88%**	**87%**
Operating Expenses					
Salaries and Wages	$109,752	$123,788	$139,404	$168,645	$172,403
Employee Related Expenses	$21,950	$24,758	$27,881	$33,729	$34,480
Rent	$40,800	$40,800	$40,800	$40,800	$40,800
Insurance	$2,400	$2,400	$2,400	$2,400	$2,400
Office Supplies	$1,800	$1,800	$1,800	$1,800	$1,800
Utilities	$15,600	$16,000	$20,000	$25,000	$30,000
marketing	$12,000	$12,000	$12,000	$12,000	$12,000
POS software	$2,400	$2,400	$2,400	$2,400	$2,400
Total Operating Expenses	**$206,702**	**$223,946**	**$246,685**	**$286,774**	**$296,283**
Operating Income	**$174,515**	**$196,533**	**$218,187**	**$229,554**	**$279,200**
Interest Incurred	$6,435	$5,898	$4,690	$3,446	$2,166
Depreciation and Amortization	$27,000	$27,000	$27,000	$27,000	$27,000
Gain or Loss from Sale of Assets					
Income Taxes	$0	$0	$0	$0	$0
Total Expenses	**$292,258**	**$314,686**	**$343,625**	**$390,545**	**$408,896**
Net Profit	**$141,079**	**$163,637**	**$186,497**	**$199,107**	**$250,034**
Net Profit / Sales	**33%**	**34%**	**35%**	**34%**	**38%**

Balance Sheet (With Monthly Detail)

FY2021	Oct '20	Nov '20	Dec '20	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21
Cash	$125,107	$131,502	$140,480	$144,721	$155,876	$168,481	$174,734	$189,427	$206,031	$215,439	$236,033	$259,022
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory	$3,290	$3,464	$3,815	$4,016	$4,207	$4,431	$4,678	$4,986	$5,269	$5,549	$5,781	$4,822
Other Current Assets												
Total Current Assets	$128,398	$134,966	$144,295	$148,736	$160,083	$172,913	$179,412	$194,413	$211,300	$220,989	$241,814	$263,844
Long-Term Assets	$135,000	$135,000	$135,000	$135,000	$135,000	$135,000	$135,000	$135,000	$135,000	$135,000	$135,000	$135,000
Accumulated Depreciation	($2,250)	($4,500)	($6,750)	($9,000)	($11,250)	($13,500)	($15,750)	($18,000)	($20,250)	($22,500)	($24,750)	($27,000)
Total Long-Term Assets	$132,750	$130,500	$128,250	$126,000	$123,750	$121,500	$119,250	$117,000	$114,750	$112,500	$110,250	$108,000
Total Assets	$261,148	$265,466	$272,545	$274,736	$283,833	$294,413	$298,662	$311,413	$326,050	$333,489	$352,064	$371,844
Accounts Payable	$6,087	$4,857	$5,033	$5,133	$5,228	$5,341	$5,464	$5,618	$5,759	$5,900	$6,016	$5,536
Income Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable	$1,914	$4,194	$6,587	$2,514	$5,157	$7,924	$2,900	$5,950	$9,145	$3,360	$6,890	$10,571
Short-Term Debt	$38,604	$38,700	$38,797	$38,894	$38,991	$39,089	$39,187	$39,285	$39,383	$39,481	$39,580	$39,679
Prepaid Revenue												
Total Current Liabilities	$46,605	$47,751	$50,417	$46,541	$49,377	$52,354	$47,551	$50,853	$54,287	$48,741	$52,486	$55,786
Long-Term Debt	$211,396	$208,127	$204,849	$201,563	$198,269	$194,967	$191,656	$188,337	$185,010	$181,675	$178,331	$174,979
Long-Term Liabilities	$211,396	$208,127	$204,849	$201,563	$198,269	$194,967	$191,656	$188,337	$185,010	$181,675	$178,331	$174,979

Brubaker's Café and Bakery

Total Liabilities	$258,001	$255,878	$255,266	$248,104	$247,646	$247,320	$239,207	$239,190	$239,297	$230,415	$230,816	$230,765
Paid-In Capital												
Retained Earnings												
Earnings	$3,147	$9,588	$17,279	$26,632	$36,187	$47,092	$59,456	$72,223	$86,753	$103,073	$121,248	$141,079
Total Owner's Equity	$3,147	$9,588	$17,279	$26,632	$36,187	$47,092	$59,456	$72,223	$86,753	$103,073	$121,248	$141,079
Total Liabilities & Equity	$261,148	$265,466	$272,545	$274,736	$283,833	$294,413	$298,662	$311,413	$326,050	$333,489	$352,064	$371,844

	FY2021	FY2022	FY2023	FY2024	FY2025
Cash	$259,022	$408,529	$581,979	$766,922	$1,002,097
Accounts Receivable	$0	$0	$0	$0	$0
Inventory	$4,822	$5,447	$6,118	$6,945	$6,942
Other Current Assets					
Total Current Assets	**$263,844**	**$413,975**	**$588,097**	**$773,867**	**$1,009,040**
Long-Term Assets	$135,000	$135,000	$135,000	$135,000	$135,000
Accumulated Depreciation	($27,000)	($54,000)	($81,000)	($108,000)	($135,000)
Total Long-Term Assets	**$108,000**	**$81,000**	**$54,000**	**$27,000**	**$0**
Total Assets	**$371,844**	**$494,975**	**$642,097**	**$800,867**	**$1,009,040**
Accounts Payable	$5,536	$5,865	$6,368	$6,989	$7,196
Income Taxes Payable	$0	$0	$0	$0	$0
Sales Taxes Payable	$10,571	$9,416	$10,424	$11,595	$12,937
Short-Term Debt	$39,679	$40,886	$42,129	$43,411	$44,731
Prepaid Revenue					
Total Current Liabilities	**$55,786**	**$56,167**	**$58,921**	**$61,995**	**$64,864**
Long-Term Debt	$174,979	$134,093	$91,963	$48,553	$3,821
Long-Term Liabilities	**$174,979**	**$134,093**	**$91,963**	**$48,553**	**$3,821**
Total Liabilities	**$230,765**	**$190,259**	**$150,884**	**$110,547**	**$68,686**
Paid-In Capital		$141,079	$304,716	$491,213	$690,320
Retained Earnings	$141,079	$163,636	$186,497	$199,107	$250,034
Earnings					
Total Owner's Equity	**$141,079**	**$304,716**	**$491,213**	**$690,320**	**$940,354**

Brubaker's Café and Bakery

Total Liabilities & Equity	$371,844	$494,975	$642,097	$800,867	$1,009,040

Cash Flow Statement (With Monthly Detail)

FY2021	Oct '20	Nov '20	Dec '20	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21
Net Cash Flow from Operations												
Net Profit	$3,147	$6,441	$7,691	$9,353	$9,555	$10,905	$12,364	$12,767	$14,530	$16,320	$18,175	$19,831
Depreciation & Amortization	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250	$2,250
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory	($3,290)	($173)	($351)	($201)	($191)	($225)	($247)	($308)	($282)	($281)	($232)	$959
Change in Accounts Payable	$6,087	($1,230)	$176	$100	$96	$112	$123	$154	$141	$140	$116	($479)
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$1,914	$2,280	$2,393	($4,073)	$2,643	$2,767	($5,024)	$3,050	$3,195	($5,785)	$3,530	$3,681
Change in Prepaid Revenue												
Net Cash Flow from Operations	$10,107	$9,568	$12,158	$7,430	$14,352	$15,810	$9,466	$17,913	$19,834	$12,645	$23,839	$26,242
Investing & Financing												
Assets Purchased or Sold	($135,000)											
Net Cash from Investing	**($135,000)**											

Brubaker's Café and Bakery

Investments Received												
Dividends & Distributions												
Change in Short-Term Debt	$38,604	$97	$97	$97	$97	$97	$98	$98	$98	$98	$99	$99
Change in Long-Term Debt	$211,396	($3,270)	($3,278)	($3,286)	($3,294)	($3,302)	($3,311)	($3,319)	($3,327)	($3,335)	($3,344)	($3,352)
Net Cash from Financing	**$250,000**	**($3,173)**	**($3,181)**	**($3,189)**	**($3,197)**	**($3,205)**	**($3,213)**	**($3,221)**	**($3,229)**	**($3,237)**	**($3,245)**	**($3,253)**
Cash at Beginning of Period	$0	$125,107	$131,502	$140,480	$144,721	$155,876	$168,481	$174,734	$189,427	$206,031	$215,439	$236,033
Net Change in Cash	$125,107	$6,395	$8,977	$4,241	$11,155	$12,605	$6,253	$14,692	$16,605	$9,408	$20,594	$22,989
Cash at End of Period	**$125,107**	**$131,502**	**$140,480**	**$144,721**	**$155,876**	**$168,481**	**$174,734**	**$189,427**	**$206,031**	**$215,439**	**$236,033**	**$259,022**

	FY2021	FY2022	FY2023	FY2024	FY2025
Net Cash Flow from Operations					
Net Profit	$141,079	$163,637	$186,497	$199,107	$250,034
Depreciation & Amortization	$27,000	$27,000	$27,000	$27,000	$27,000
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory	($4,822)	($624)	($671)	($827)	$3
Change in Accounts Payable	$5,536	$329	$503	$621	$207
Change in Income Tax Payable	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$10,571	($1,155)	$1,008	$1,171	$1,342
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$179,364**	**$189,186**	**$214,336**	**$227,073**	**$278,586**
Investing & Financing					
Assets Purchased or Sold	($135,000)				
Net Cash from Investing	**($135,000)**				
Investments Received					
Dividends & Distributions					
Change in Short-Term Debt	$39,679	$1,207	$1,244	$1,281	$1,320
Change in Long-Term Debt	$174,979	($40,886)	($42,129)	($43,411)	($44,731)
Net Cash from Financing	**$214,657**	**($39,679)**	**($40,886)**	**($42,129)**	**($43,411)**
Cash at Beginning of Period	$0	$259,022	$408,529	$581,979	$766,922
Net Change in Cash	$259,022	$149,507	$173,450	$184,944	$235,175
Cash at End of Period	**$259,022**	**$408,529**	**$581,979**	**$766,922**	**$1,002,097**